UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail Stop 0405
      June 13, 2005

Mr. G. Brian Lloyd
Blue Dolphin Energy Company
801 Travis, Suite 2100
Houston, Texas 77002


      Re:	Blue Dolphin Energy Company
		Registration Statement on Form S-3
      Filed May 13, 2005
		File No. 333-124908
		Form 10-KSB
		Filed March 25, 2005
		File No. 0-15905

Dear Mr. Lloyd:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

Description of Business, page 1

Oil and Gas Exploration and Production Activities, page 4

1. You state that "In December 2004, we placed our interest in Galveston Area Blocks 287 and 297 in the Gulf of Mexico with third parties;" and "As a result of the placement of our working interest in
Galveston Area Blocks 287 and 297, we expect to receive proceeds of approximately $160,000, and a 7.5% after payout reversionary working interest." Describe the terms of this arrangement and explain how you have or expect to account for this transaction.

Proved Reserves As of December 31, 2004 table, page 6

2. We note that you have disclosed "Future Net Cash outflows
Before
Income Taxes" and "Present Value of Future Net Cash Outflows
Before
Income Taxes." Please provide us with a detailed analysis that explains how you have complied with the requirements of Item 10(h) of
Regulation S-B and/or Regulation G. Clarify whether the measure is a liquidity or a performance measure. In this instance, where you have adjusted a GAAP financial measure for recurring items, please expand your disclosure to address the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, located at
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#transiti on>.
Refer also to Release Number 33-8176: Conditions for Use of Non-
GAAP
Financial Measures, located at <http://www.sec.gov/rules/final/33-
8176.htm>.

Financial Statements

Consolidated Statements of Stockholders` Equity, page 33

3. Please provide detail of the changes in the number of shares of common stock in a separate column on the consolidated statements of stockholders` equity. See Rule 3-04 of Regulation S-X and paragraph
10 of APB 12 and revise your presentation accordingly.

Note 1 - Organization and Significant Accounting Policies, page 37

Recognition of Pipeline Transportation Revenue, page 41

4. We note that you recognize revenue in your pipeline operations segment for the transportation of gas, condensate and crude oil "on the accrual basis as products are transported."  Please address how
your revenue recognition policy complies with the guidance in SAB
104
and tell us how you define "transported."

Note 8 - Stock Options, page 46

5. We are unable to locate certain disclosures about stock-based compensation required under SFAS 123, including but without limitation, paragraph 48. Please review your presentation for compliance with the requirements of this standard and revise your disclosure accordingly.

Note 9 - Related Party Transactions, page 47

6. We note that in November 2003 you converted a contingent obligation due from Drillmar into a convertible note. Please tell us how you have or expect to account for the note and how you have or will account for the elimination of the contingent obligation due from Drillmar.

Note 12 - Business Segment Information, page 49

7. In footnote 1 under this heading, you indicate that your consolidated loss from operations includes unallocated general and administrative expenses and depletion, depreciation, amortization and impairment. Please reconcile this disclosure with the column entitled
"Operating income (loss)," which does not present a reconciling item for unallocated expenses. This comment also applies to your Form 10-
QSB for the fiscal quarter ended March 31, 2005.

Note 13 - Supplemental Oil and Gas Information - Unaudited, page
50

8. We note that you sold your working interest in High Island
Block 34
in June 2004 for approximately $34,000 and recorded a gain of $25,809.
Please explain why you recognized a gain for this property sale.
Refer to Rule 4-10(c)(6)(i) of Regulation S-X.

9. We note your use of the following line items in the various disclosures required by SFAS 69. As there is no provision for your use of these line items, identified below, please revise your presentation accordingly.

* Capitalized Costs of Oil and Gas Producing Activities - "Asset retirement obligations." See paragraph 18 and Illustration 1.

* Costs Incurred In Oil and Gas Producing Activities -
"Disposition of
assets" and "Asset retirement obligations." See paragraph 21 and Illustration 2.

* Standardized Measure of Discounted Future Net Cash Flows -
"Future
Asset Retirement Costs" and "Future net cash inflows (outflows) before income taxes." See paragraph 30 and Illustration 5.

10. We note that you determined future net cash flows at each year end using current prices and current costs. Confirm if true, that you used the applicable year-end prices and costs, as required by paragraphs 30(a) and (b) of SFAS 69 and revise your disclosure as necessary.

Controls and Procedures, page 54

11. We note your reference to Securities Exchange Act Rules 13a-
14(c)
and 15d-14(c). This reference is no longer current with the amendments made in conjunction with Release No. 33-8238, effective August 14, 2003. Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer`s management, including its principal executive and financial officers. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e)
and 15d-15(e), if appropriate, to address this requirement. This comment also applies to your Form 10-QSB for the fiscal quarter ended
March 31, 2005.

12. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d)
of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of
Exhibit 31. Revise your disclosure accordingly. This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3745 with any other questions.



      	Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	B. Brown
      C. Moncada-Terry













Mr. G. Brian Lloyd
Blue Dolphin Energy Company
June 13, 2005
Page 2